Exhibit 99.1

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773
Web Site: www.oromin.com E-mail: info@oromin.com

April 11, 2011	Trading Symbol: TSX – OLE
OTC/BB - OLEPF

DRILLING CONFIRMATION OF THREE NEW DISCOVERIES, ADDITIONAL SUCCESSFUL EXPANSION DRILLING AT MASATO, GOLOUMA SOUTH AND KEREKOUNDA DEPOSITS

HIGHLIGHTS

THREE NEW DISCOVERIES AT GOLOUMA DEPOSITS

  8.91 g/t Gold over 5 metres at Saboraya

  2.43 g/t Gold over 7 metres at Kourouloulou South

  Visible gold observed within 2 metre interval in DH-971 at Golouma West Extension

STEP-OUT EXPANSION DRILLING

  4.01 g/t Gold over 12 metres in DH-954 at Masato

  3.79 g/t Gold over 18 metres in DH-957 at Masato

  8.06 g/t Gold over 14 metres in DH-956 at Kerekounda

  Visible gold observed within 6 metre altered zone in DH-961 at Golouma South

  Visible gold observed within 20 metre altered zone in DH-966 at Golouma South

COLUMN LEACH RESULTS CONFIRM OXIDE RECOVERY RATE OF 82.5% SELECTED FOR HEAP LEACH PRELIMINARY ECONOMIC ASSESSMENT (“PEA”)

Oromin Explorations Ltd., (“Oromin”), on behalf of Oromin Joint Venture Group Ltd., (“OJVG”) is pleased to provide an update from its 2011 exploration drilling program at the OJVG Gold Project in eastern Sénégal, West Africa. Current drilling plans for 2011 include: broader-spaced lateral and depth extension drilling at the Project’s five primary gold deposits, namely Golouma West, Golouma South, Kerekounda, Kourouloulou and Masato; follow-up drilling at recent discoveries including Kinemba and Koutouniokolla; and initial drilling evaluation at many of OJVG’s new prospects including Saboraya, Kourouloulou South and Mankana.(see attached map for locations).

Chet Idziszek, Oromin's President and CEO, stated, "The first three months of 2011 have proven to be extremely busy and exciting times for our company. Although we are nearing completion of mineral resource updates on nine deposits, our ongoing resource expansion drill program is continuing with great success. New results from the Golouma South and Kerekounda deposits have confirmed down dip depth continuity of mineralization from surface to 450 and 550 metres respectively, which remains open to further expansion. Drilling has also confirmed three new discoveries at Saboraya, Kourouloulou South and Golouma West Extension, all of which are in close proximity to the main Golouma Deposits. Furthermore, results from column leach test-work being conducted for the Heap Leach Preliminary Economic Assessment (“PEA”) have provided favourable recoveries which should enhance this new opportunity. We are also pleased that the Government of Sénégal has recently granted OJVG an additional year of tax holiday increasing the period from seven years to eight.”

Resource and Heap Leach PEA Update

SRK Consulting (Canada) Inc. (“SRK”) is entering the final stages of the resource update for drilling completed to the end of 2010. SRK’s resource update will cover five primary deposits Golouma West, Golouma South, Kerekounda, Kourouloulou and Masato. One key focus is initial detailed underground modeling for the Masato deposit, previously viewed only as an open pit opportunity. The resource update will also include some drill results from high grade intersections from early drill holes of the 2011 drill campaign. Their inclusion expands the underground resource models at Golouma West and Masato.

Concurrent with SRK’s resource estimate, DRA Americas Inc. (“DRA”) is nearing completion of updates to its previous mineral resource estimates (see September 22, 2010 news release) for 4 bulk tonnage deposits: Niakafiri Southeast, Niakafiri Southwest, Kobokoto and Maki Medina. Ausenco Solutions Canada Inc. and SRK are currently completing a PEA of the viability of a stand-alone heap leach operation employing the DRA updated Resource. In addition, SRK is evaluating mineralized material that was previously designated as waste within the Masato design pit because it was less than the 0.7 g/t Au Masato Carbon-in-Leach (“CIL”) reserve cut-off grade used in the 2010 Feasibility Study. Now, any mineralized material within the previously classified waste zone of the proposed 2010 Masato design pit above a 0.2 g/t Au cut off grade and below the 0.7 g/t CIL cut-off grade will be designated for heap leach processing in the PEA. None of the foregoing was included in OJVG’s 2010 Feasibility Study.

Column leach test work of different grade composite samples of oxide and fresh material from the Niakafiri Southeast and Niakafiri Southwest deposits have been completed. Based on an approximate weighted average of the extraction rates from this recent test work and previous column leach-test work from an oxide sample at Masato (82.7%), Ausenco has determined that a fixed average recovery of 82.5% for oxide mineralization and a fixed average recovery of 60% for fresh material will be used for the heap leach PEA. The fixed recovery rate determined by column leach test work of fresh material is encouraging and may justify treating un-oxidized mineralization immediately beneath the oxide mineralization at all of the deposits considered in the PEA.

The resource updates and the PEA described above are expected within one month.

Exploration Update Golouma Style Deposits

The new drill results, along with those previously reported in Oromin’s February 3rd and March 3rd, 2011 news releases are listed below; with details provided in the Appendix. These drill results include 8.06 g/t Au over 14 metres in DH-KKGT-11-1 and 4.91 g/t Au over 37 metres in GWWGT-11-02. They further confirm the continuity of, and increasing potential to expand, mineralization for those higher grade Golouma Style deposits down-dip and below the limits of the resource/reserve block models used for the July 2010 Feasibility Study.

Included within this set of new drill results is the deepest intersection to-date at the Kerekounda deposit – 10.30 g/t gold over 2 metres from 489 to 491 metres down-hole which represents 550 metres down-dip from surface. Similarly, the deepest drilling intersections to-date have been encountered at the Golouma South deposit. Drill holes DH-961 and DH-966 both intersected the down-dip extension of the Golouma South deposit alteration zones – over 6 metres from 428 to 436 metres, and 20 metres from 423 to 443 metres, respectively. Visible gold was reported in both of these intersections, approximately 450 metres down-dip from surface. Assay results for both DH-961 and DH-966 are pending.

Positive initial results were received for both the Saboraya and the Kourouloulou South Prospects including 8.91 g/t Au over 5 metres in RC-862 and 2.43 g/t Au over 7 metres in RC-856. The Kourouloulou South prospect occurs midway between the Golouma South and Kourouloulou deposits, whereas the Saboraya prospect in located midway between the Kourouloulou and Kerekounda deposits.

At the Golouma West Extension drill hole DH-971, planned to hit the Golouma West Deposit approximately 700 metres down dip from surface and 125 metres to the west of previous drilling success, has intersected a separate 2 metre zone with visible gold at 294 metres depth. It is believed that this intersection is separate from the main Golouma West deposit and also separate and parallel to the new 950 zone (46.75 g/t Au over 2 metres) which is located 50 metres to the east. The surface projection of this visible gold intersection plots on trend with a 1 metre sample at the beginning of an excavator trench located 50 metres further west that assayed 45.7 g/t gold. Additional drilling is planned to evaluate this new zone. Also, DH-971 is still in progress as of April 7, 2011.

NEW RESULTS	PREVIOUSLY REPORTED (FEB 3 & MAR 3)
KEREKOUNDA DEPOSIT
10.30 g/t Au over 2 m in DH-956	7.51 g/t Au over 2 m in DH-946
8.06 g/t Au over 14 m in KKGT-11-01
GOLOUMA WEST DEPOSIT	GOLOUMA WEST DEPOSIT
43.76 g/t Au over 1 m in GWCGT-11-01 and 6.77 g/t Au over 7 m	46.75 g/t Au over 2 m in DH-950

NEW RESULTS	PREVIOUSLY REPORTED (FEB 3 & MAR 3)
GOLOUMA WEST DEPOSIT CONT’D
4.91 g/t Au over 37 m in GWWGT-11-02 incl. 11.43 g/t Au over 9 m and 12.04 g/t Au over 2 m	9.25 g/t Au over 4 m in GWGT-11-01
4.03 g/t Au over 4 m in GWGT-11-01

5.23 g/t Au over 12 m in DH-907
6.13 g/t Au over 12 m in DH-939
15.24 g/t Au over 2 m in DH-941
5.85 g/t Au over 5 m in DH-941
2.99 g/t Au over 11 m in DH-943
3.01 g/t Au over 17 m in DH-944
10.26 g/t Au over 3 m in DH-947
6.00 g/t Au over 28 m in DH-948
SABORAYA PROSPECT
6.94 g/t Au over 4 m in RC-860 and 3.19 g/t Au over 5 m
8.91 g/t Au over 5 m in RC-862
KOUROULOULOU SOUTH
PROSPECT
2.43 g/t Au over 7 m in RC-856

Masato Deposit (Underground)

At the Masato Deposit, new results from mineralized zones below the proposed open pit include 4.01 g/t Au over 12 metres in DH-954 and 2.91 g/t Au over 25 metres in DH-960. They further continue to confirm and extend the zones of higher grade gold mineralization potentially amenable to underground mining. The Masato Deposit mineralization is now being modelled as a combined Open Pit and Underground operation by SRK.

NEW RESULTS MASATO DEPOSIT	PREVIOUSLY REPORTED (FEB 3 & MAR 3)
4.01 g/t Au over 12 m in DH-954	15.66 g/t Au over 7 m in DH-949
3.79 g/t Au over 18 m in DH-957	2.20 g/t Au over 11 m in DH-949
3.15 g/t Au over 11 m in DH-959	5.15 g/t Au over 10 m in MASGT-11-01
2.91 g/t Au over 25 m in DH-960	1.99 g/t Au over 26 m in DH-936
16.39 g/t Au over 1 m in DH-945
3.00 g/t Au over 6 m in DH-946

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Appendix

Golouma Style Deposits
						Gold
	Drill	Grid	Azimuth/	From - To	Interval	Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
KEREKOUNDA	DH-956	54439N/15218E	055/-79	489-491	2	10.30
	KKGT-11-01	54415N/15430E	340/-70	358-372	14	8.06
				incl.368-372	4	23.20
				incl.369-370	1	78.14
GOLOUMA	GWCGT-11-01	53320N/14730E	315/-55	343-344	1	43.76
WEST				424-431	7	6.77
				incl.424-425	1	35.89
	GWWGT-11-02	53500N/14365E	321/-68	466-503	37	4.91
				incl.467-476	9	11.43
				incl.494-496	2	12.04
	DH -950*	53404N/14203E	345/-74	576-578	2	46.75
				716-721	5	1.51
	GWGT -11-01*	53770N/14326E	165/-65	177-181	4	9.25
				incl.179-180	1	19.15
				320-356	36	1.28

	GWGT-11-0*
	cont’d			incl.336-347	11	2.41
				incl.336-340	4	4.03
SABORAYA	RC-859	53999N/15248E	020/-50	107-109	2	4.18
	RC-860	54009N/15292E	020/-50	3-7	4	6.94
				incl.3-5	2	13.02
				56-57	1	12.17
				121-126	5	3.19
				incl.122-124	2	6.10
	RC-862	54022N/15255E	020/-50	80-85	5	8.91
				incl.80-83	3	14.54
				incl.81-82	1	34.84
KOUROULOULOU	RC-856	53362N/15368E	020/-50	29-36	7	2.43
SOUTH				incl.31-33	2	4.12
	RC-857A	53352N/15388E	020/-50	25-33	8	1.37
				incl.25-27	2	3.45
Masato Deposit Results
						Gold
	Drill	Grid	Azimuth/	From - To	Interval	Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
MASATO	DH -954	59844N/14441E	115/-65	246-258	12	4.03
				incl.247-253	6	6.55
	DH -957	59849N/14473E	115/-60	218-236	18	3.79
				incl.229-236	7	6.02
	DH -959	59843N/14493E	115/-60	206-217	11	3.15
				incl.213-216	3	7.06
	DH -960	59871N/14503E	112/-65	209-234	25	2.91
				incl.220-227	7	5.85
	DH -949*	60008N/14597E	113/-70	200-207	7	15.66
				incl.200-201	1	99.47
				226-236	10	1.38
				incl.231-234	3	2.36
				289-300	11	2.20
				incl.295-299	4	4.12
	MASGT -11-01 *	59958N/14525E	165 /-60	261-271	10	5.15
				275-276	1	5.35
*Previously reported March 3, 2011 News Release.
Mineralized intervals are based on 1-metre samples utilizing 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths. The primary purpose for the xGT-sequence of drill holes was to acquire Geotechnical data and as such mineralized zones, as secondary targets, were often intersected at oblique orientations and not representative of true widths. This is compensated for during any future modeling and resource evaluation processes.

Oromin Explorations Ltd.
OJVG Gold Project
Masato Deposit
Teranga
OJVG
Golouma Style Higher Grade Deposits
Niakafiri SW Deposit
Niakafiri SE Deposit
Kerekounda Deposit
Golouma West Deposit
Saboraya
Kourouloulou Deposit
Kourouloulou South
Maki Medina Deposit
Golouma West Extension
Golouma South Deposit
Masato Style Bulk Tonnage Deposits
Kobokoto Deposit
Koutouniokolla Discovery
Mankana Discovery
Kinemba Discovery
OJVG Mining Lease 213 sq/km
Randgold
Legend
Proposed/existing open pit
OJVG license
Existing road
Masato style deposit/discovery
Golouma style deposit/discovery
OJVG Gold Project
Teranga Gold Corp.
OJVG
Site Plan Area
1,460,000 mN
1,457,500 mN
1,455,000 mN
1,452,500 mN
1,450,000 mN
807,500 mE
810,000 mE
812,500 mE
815,000 mE
817,500 mE
N
S
E
W